Exhibit (d)(3)

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

Amended and Restated Notification of Undertaking to

Reimburse Selected ETF Expenses and Waive Selected Fees

NOTIFICATION made as of June 30, 2026 by GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC, a Massachusetts limited liability company (the “Advisor”), to GMO ETF Trust, a Delaware statutory trust (the “Trust”), on behalf of its series, GMO Dynamic Allocation ETF (the “Fund”).

WHEREAS, the Advisor has historically borne certain expenses to simply and limit the expense arrangement with respect to the Fund; and

WHEREAS, the Advisor notified the Trust of the Advisor’s undertaking as of August 20, 2025 to reimburse certain expenses and waive its investment advisory fee with respect to the Fund (the “Prior Notification”); and

WHEREAS, the Advisor wishes to amend and restate the Prior Notification.

NOW, THEREFORE, the Advisory hereby notifies the Trust as set forth below. During the period covered by this Notification, the arrangement set forth below may only be modified by the mutual consent of the Advisory and the Trust (such consent in the case of the Trust to require a majority vote of the “non-interested” trustees of the Trust (as defined under the Investment Company Act of 1940, as amended)):

Operating Expense Reimbursement

Provided that the fee rate set forth in the Investment Advisory Contract between the Fund and the Advisor remains unchanged, the Advisor shall waive or reduce its investment advisory fee, through June 30, 2027 (and any subsequent periods as may be designated by the Advisor by notice to the Trust), to the extent necessary to offset the management fees borne by the Fund indirectly as a result of its investments in underlying funds.

[Signatures appear on the following page]

IN WITNESS WHEREOF, the Advisor has executed this Notification on the day and year first above written.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

By:	/s/ Douglas Y Charton
Name: Douglas Y Charton
Title: Counsel

This instrument is executed on behalf of Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) by a duly authorized officer or other agent solely in his or her capacity as an authorized signatory, pursuant to delegated authority from GMO, and not individually. The obligations of or arising out of this instrument are not binding upon any officer or other agent, partner, member or director of GMO individually, but are binding only upon GMO and its assets. A Certificate of Organization of GMO is on file with the Secretary of The Commonwealth of Massachusetts.